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Exhibit 11.1:   Statement re:  Computation of Per Share Earnings.

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                                                     Three Months Ended
                                                           March 31,

                                                      1997          1996
Primary:
  Average shares outstanding                        7,993,947      7,993,947
  Net effect of dilutive stock options -- based
      on the treasury stock method using
      average market price                          1,897,633        586,232
Total common and common stock
      equivalents                                   9,891,580      8,580,179
Net income attributable to
      common shareholders                         $   753,000    $   190,000

Per share amount                                  $     .0761    $     .0221

Fully diluted
   Average shares outstanding                       7,993,947      7,993,947
   Net effect of dilutive stock options --
       based on the treasure stock method using
       period-end market price, if higher than
       average market price                         1,897,633        637,840
Assumed conversion of Class A convertible
      Preferred Stock                               1,092,000      1,092,000
Total                                              10,983,580      9,723,787
Net Income                                        $   791,000    $   213,000
Per share amount                                  $     .0722    $     .0219
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